April 12, 2019

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Attention: Parhaum J. Hamidi

Re:	Blue Star Foods Corp.
Registration Statement on Form S-1
Filed January 14, 2019
File No. 333-229232

Dear Mr. Hamidi:

On behalf of Blue Star Foods Corp., a Delaware corporation (the “Company”), we are herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment”) in response to the Commission’s comment letter, dated February 15, 2019, and oral comment received from the Commission on February 15, 2019, with reference to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on January 14, 2019.

In addition to the Amendment, the Company responds to the Commission’s comments as follows:

Prospectus Cover Page, page 2

1. Please revise to specify that selling stockholders holding 15,750,000 of the shares being registered are subject to lock-up agreements or provide a cross reference to such disclosure on pages 7 and 53.

Response: The disclosure has been revised to state that the referenced shares are subject to lock-up agreements as described on pages 7 and 53 of the Amendment. Note, however, that 10,000,000 of the referenced shares have been removed from the Amendment.

Prospectus Summary

The Merger and Related Transactions

Offering, page 6

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

390 Park Avenue, 7th Floor, New York 10022

Los Angeles, California 90067

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

April 12, 2019

2. We note you disclose that each “Unit consisted of one share of the Company’s Series A Stock.” Please revise to clarify that each Unit consisted of one share of the Company’s Series A Stock as well as one Warrant and remove the indication that the Series A Stock is convertible into a Warrant. In addition, please clarify whether a Warrant can be exercised independently of any conversion of Series A Convertible Preferred Stock.

Response: The disclosure has been revised to clarify that each Unit consists of one share of the Company’s Series A Stock and one Warrant and to remove the indication that the Series A Stock is convertible into a Warrant. The disclosure has been further revised to indicate that a Warrant can be exercised independently of any conversion of Series A Stock.

Risk Factors

Risks Related to Our Reliance on Third Parties

“We are primarily dependent on three suppliers . . . .”, page 11

3. Please expand this risk factor to clarify that your CEO and CFO together own 95% of Bacolod and Bicol and that your CFO manages the finance operations of these entities. We note your related disclosure on pages 56 and 65. Please also discuss in your risk factor disclosure any potential conflicts that may arise from your CEO and CFO’s affiliations with Bacolod and Bicol.

Response: The referenced risk factor on page 11 of the Amendment has been expanded to disclose that the Company’s Executive Chairman and Chief Financial Officer own an aggregate of 95% of each of Bacolod and Bicol, and that the Company’s Executive Chairman and Chief Financial Officer oversee the Vice President of these two entities who manages their day-to-day affairs. The Company does not believe that there is a potential conflict of interest as a result of such affiliations. These entities do not compete but rather supply the Company with product in arm’s length transactions at market prices. By dealing with such entities, the Company has more control over quality and pricing which is favorable to shareholder value and the Company’s sales incentive is aligned with these suppliers. Accordingly, while the entities and affiliations are described in the related party disclosure, the Company does not believe that there is a conflict of interest which needs to be disclosed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 44

4. On page 22 you state that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. However, on page 44 you state that you will take advantage of this extended transition period. Revise your disclosure for consistency.

Response: The disclosure on page 22 of the Amendment has been revised to indicate that the Company does not intend to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. The Company has elected to take advantage of the benefits of this extended transition period for emerging growth companies.

Certain Relationships and Related Transactions, and Corporate Governance

Certain Relationships and Related Transactions, page 65

U.S. Securities and Exchange Commission

April 12, 2019

5. Please disclose here the approximate dollar value involved in transactions with Bacolod and Bicol over the period discussed. Refer to Items 404(d) and 404(a)(3) of Regulation S-K.

Response: The approximate dollar value involved in the Company’s transactions with Bacolod was $11,090,000 and $17,230,000 for the years ended December 31, 2018 and 2017, respectively. There were no transactions between the Company and Bicol for the for the years ended December 31, 2018 and 2017. The disclosure on page 65 of the Amendment has been revised to include this information.

Financial Statements, page F-1

6. Tell us how you considered presenting financial statements for AG Acquisition Group II, Inc. as part of this filing on Form S-1 along with pro forma financial statements for the merger transaction with John Keeler & Co., Inc. Refer to Rules 8-02 and 8-05 of Regulation S-X.

Response: On November 8, 2018, the Company (f/k/a A.G. Acquisition Group II, Inc.), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), with John Keeler & Co., Inc. d/b/a Blue Star Foods, a privately held Florida corporation (“Blue Star”), Blue Star Acquisition Corp., a newly formed, wholly-owned Florida subsidiary of the Company (“Acquisition Sub”), and John Keeler, Blue Star’s sole stockholder. Pursuant to the terms of the Merger Agreement, Acquisition Sub merged with and into Blue Star, which was the surviving corporation and thus became the Company’s wholly-owned subsidiary (the “Merger”).

The Merger was accounted for as a “reverse merger” and recapitalization since, immediately following the completion of the transaction, the holders of Blue Star’s stock had effective control of the Company. In addition, Blue Star took control of the combined entity through control of the Company’s board of directors by designating all four of the board seats. Additionally, all of Blue Star’s officers and senior executive positions continued on as management of the combined entity after consummation of the Merger. For accounting purposes, Blue Star was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of the Company. Accordingly, Blue Star’s assets, liabilities and results of operations are the historical financial statements of the Company, and the Blue Star’s assets, liabilities and results of operations have been consolidated with the Company’s effective as of the date of the closing of the Merger. No step-up in basis or intangible assets or goodwill was recorded in the transaction.

U.S. Securities and Exchange Commission

April 12, 2019

The Amendment contains audited financial statements for the Company, Blue Star, its wholly owned subsidiary, and its variable interest entity, for which Blue Star is the primary beneficiary, on a consolidated basis, in satisfaction of the requirements under Rules 8-02 and 8-05 of Regulation S-X.

Consolidated Statements of Operations and Comprehensive Income (Loss) Years Ended December 31, 2017 and 2016, page F-3

7. Revise to explain why the pro forma income tax provision is based on effective tax rates of 34.92% and 68.09% for the years ended December 31, 2016 and 2017, respectively.

Response: Note that the Amendment now contains Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2018 and 2017. Note 11 to the Company’s audited financial statements explains that federal income tax expense differs from the statutory federal rates of 21% for the year ended December 31, 2018 and 34% for the year ended December 31, 2017, due to the following:

Rate Reconciliation	December 31, 2018		December 31, 2018 (Pro forma)		December 31, 2017 (Pro Forma)

Pre-Tax Book Income	(1,939,482)		(2,260,364)		393,872

Provision/(Benefit) at Statutory Rate	(407,291)	21.00%	(474,676)	21.00%	133,917	34.00%
State Tax Provision/(Benefit) net of federal benefit	(46,706)	4.03%	(57,336)	4.03%	16,665	3.61%
Permanent Book/Tax Differences	163,916	-8.45%	175,909	-7.78%	23,212	5.89%
Change in Tax Rate	-	0.00%	-	0.00%	102,745	26.09%
Employee Retention Credit	-	0.00%	(6,484)	0.29%	(6,484)	-1.65%
Change in valuation allowance	290,454	-14.98%	423,761	-18.75%	-	0.00%
Other	2,631	-0.14%	(58,170)	2.57%	580	0.15%

Income Tax Provision/(Benefit)	3,004	1.47%	3,004	1.36%	270,635	68.09%

The effective tax rate for 2017 is affected by the impact of the change in the tax rates on deferred tax balances that would be recognized on the 2017 tax provision and recorded as a component of income tax expense related to continuing operations on the financial statements. Since the Company is in a net deferred tax asset position, the change in tax rate creates an additional expense of $102,745, or 26%, to be reported in the financial statements.

General

8. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which one or more of the selling shareholders are actually underwriters selling on your behalf. For guidance, please see Question 612.09 of the Division’s Securities Act Rules Compliance & Disclosure Interpretations.

U.S. Securities and Exchange Commission

April 12, 2019

Response: As described above, on November 8, 2018, the Company entered into the Merger Agreement with Blue Star, Acquisition Sub, and John Keeler, Blue Star’s sole stockholder, pursuant to which Acquisition Sub merged with and into Blue Star, which was the surviving corporation and thus became the Company’s wholly-owned subsidiary. At the effective time of the Merger, each of the 500 shares of Blue Star’s common stock issued and outstanding immediately prior to the closing of the Merger were exchanged for 30,000 shares of the Company’s common stock, $0.0001 par value per share (“Common Stock”). As a result, an aggregate of 15,000,000 shares of our Common Stock were issued to John Keeler. The Company agreed to register the 15,000,000 shares John Keeler received in consideration for the Merger. Note, however, that 10,000,000 of John Keeler’s shares have been removed from the Amendment, and the Company is only registering 5,000,000 shares for John Keeler at this time.

Prior to the Merger, the pre-Merger stockholders of the Company (the “Pre-Merger Stockholders”) owned an aggregate of 10,000,000 shares of Common Stock of the Company, which were issued upon formation of the Company on October 17, 2017. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the Company redeemed 9,250,000 shares of Common Stock from the pre-Merger Stockholders, who retained an aggregate of 750,000 shares of Common Stock. The Company agreed to register the 750,000 shares retained by the pre-Merger stockholders. These 750,000 are included for registration in the Amendment.

Concurrently with the closing of the Merger, the Company held an initial closing of its private placement offering (the “Offering”) of a minimum of $700,000 and a maximum of $3,200,000 of units of the Company’s securities (the “Units”), in which it sold 725 Units to two “accredited investors” (the “PPO Investors”) at a purchase price of $1,000 per Unit. Each Unit consisted of one share of the Company’s 8% Series A convertible preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”), initially convertible into shares (the “Conversion Shares”) of the Company’s Common Stock, at a conversion rate of $2.00 per share, and (ii) a three-year warrant (the “Warrant”) to purchase one-half of one share of Common Stock for every share of Common Stock that would be received upon conversion of a share of Series A Stock (the “Warrant Shares”), at an exercise price equal to $2.40. The Company agreed to register the 362,500 Conversion Shares issuable upon conversion of the shares of Series A Preferred Stock and the 181,250 Warrant Shares issuable upon exercise of the Warrants. These 543,750 shares are included for registration in the Amendment.

In addition, effective upon the closing of the Merger, the Company issued an aggregate of 688 Units to eleven “accredited investors” (the “Settlement Parties”) in consideration for each such individual or entity entering into a settlement and mutual general release agreement with the Company in full and complete settlement and satisfaction and release of claims such Settlement Parties may have against the Company (the “Company Settlement”). The Company agreed to register the 344,000 Conversion Shares issuable upon conversion of the shares of Series A Preferred Stock and the 172,000 Warrant Shares issuable upon exercise of the Warrants. These 516,000 shares are included for registration in the Amendment.

Lastly, at the effective time of the Merger, the Company issued 265,000 shares of Common Stock to certain service providers (each, a “Service Providers”) in connection with the Merger. The Company agreed to register these 265,000 shares, which are included for registration in the Amendment. The Company agreed to register these 265,000 shares, which are included for registration in the Amendment.

U.S. Securities and Exchange Commission

April 12, 2019

The Company has referred to Question 612.09 of the Division’s Securities Act Rules Compliance & Disclosure Interpretations. The Company believes that its registration is a transaction that is eligible for registration pursuant to Rule 415(a)(10(i) taking into account (a) the number of shares involved, (b) the length of time the selling stockholders have held their shares, (c) the circumstances under which they acquired them, (d) their relationship to the Company, and (e) the business of the selling stockholders, as illustrated in the following table:

Name of Selling Stockholder	Number of Shares Involved		Date Shares Acquired	Circumstances Under Which Shares Were Acquired	Selling Stockholder’s Relationship to the Company	Is Selling Stockholder in the business of underwriting securities?

John Keeler	5,000,000	(1)	November 8, 2018	Issued as Merger consideration	Founder of Blue Star, the company acquired in the Merger. At the effective time of the Merger, John Keeler was appointed as the Executive Chairman of the Company.	No

Lunar Enterprise Corp.	450,000		November 8, 2018	Purchased in the Offering	Investor in the Offering. At the effective time of the Merger, Nubar Herian was appointed as a member of the Company’s board of directors.	No

Lobo Holdings, LLC	93,750		November 8, 2018	Purchased in the Offering	Investor in the Offering.	No

Leone Group, LLC	350,000	(2)	October 17, 2017	Issued at the time of the Company’s formation	Pre-Merger Stockholder	No

J and K Ventures, LLC	25,000	(2)	October 17, 2017	Issued at the time of the Company’s formation	Pre-Merger Stockholder	No

American Capital Ventures, Inc.	375,000	(2)	October 17, 2017	Issued at the time of the Company’s formation	Pre-Merger Stockholder	No

MEC Consulting Inc.	80,000		November 8, 2018	Issued for services rendered in connection with the Merger	Service Provider	No

Sandstone Group Corp.	138,750		November 8, 2018	Issued for services rendered in connection with the Merger	Service Provider	No(3)

U.S. Securities and Exchange Commission

April 12, 2019

Name of Selling Stockholder	Number of Shares Involved	Date Shares Acquired	Circumstances Under Which Shares Were Acquired	Selling Stockholder’s Relationship to the Company	Is Selling Stockholder in the business of underwriting securities?

Newbridge Securities Corporation	41,625	November 8, 2018	Issued for services rendered in connection with the Merger	Service Provider	Yes(4)

Bruce Jordan	4,625	November 8, 2018	Issued for services rendered in connection with the Merger	Service Provider	No(3)

Exsell Ventures Ltd.	30,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Anabella Blohm	30,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Guillermo Betancourt	30,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Pedestal Properties LP	30,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Semai Holdings, Inc.	45,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Beata Ewa Mielewczyk Gloc	30,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Alexandra Alicia Gloc	15,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Vila Romana Investments, Inc.	120,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Candelario De Cheda Ma	120,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Propiedades Kikia, S.A.	12,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Juan Carlos Dalto	30,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Edgar Romero	12,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

Ronald Grausam	12,000	November 8, 2018	Issued in connection with the Company Settlement	Settlement Party	Not to the Company’s knowledge

U.S. Securities and Exchange Commission

April 12, 2019

(1)	The number of shares the Company is registering for John Keeler in the Amendment has been reduced from 15,000,000 shares to 5,000,000 shares. These shares are subject to the Lock-Up Agreement whereby the selling stockholder is restricted for a period of 18 months after the Merger from sales or dispositions (including pledges) in excess of 50% of all of the common stock held by (or issuable to) such stockholder and at a price below $2.20 per share. Notwithstanding such restrictions, during the Restricted Period the selling stockholder may transfer up to 10% of their shares to a charitable organization which agrees to be bound by such Lock-Up restrictions. From and after the Restricted Period, the selling stockholder may not sell, dispose or otherwise transfer more than one-third of the common stock held by such selling stockholder in any two-month period.

(2)	These shares are subject to the Lock-Up Agreement whereby the selling stockholder is restricted for a period of 12 months after the Merger from sales or dispositions (including pledges) in excess of 50% of all of the common stock held by (or issuable to) such stockholder and at a price below $2.20 per share. Notwithstanding such restrictions, during the Restricted Period the selling stockholder may transfer up to 10% of their shares to a charitable organization which agrees to be bound by such Lock-Up restrictions. From and after the Restricted Period, the selling stockholder may not sell, dispose or otherwise transfer more than one-third of the common stock held by such selling stockholder in any two-month period.

(3)	The selling stockholder received these shares as a designee of a broker-dealer, which broker-dealer did not act as placement agent in connection with the Offering.

(4)	The selling stockholder is a U.S. broker-dealer registered with FINRA. The selling stockholder did not act as placement agent in connection with the Offering.

Taking all of the factors discussed above into account, the Company does not believe that the selling stockholders are acting as conduits for the sale of shares by the Company, and believes that its registration is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i).

9. We note you guarantee the mortgage on a distribution facility held by a trust for your executive chairman’s children. Please tell us how this guarantee is consistent with Section 13(k) of the Exchange Act.

Response: The Company leases approximately 16,800 square feet of office/warehouse space (the “Property”) for its executive offices and distribution facility, under a lease expiring in June 2021, for $16,916 per month, from John Keeler Real Estate Holding, Inc. (“Keeler Real Estate”), a corporation owned by a trust (the “Trust”) for each of John Keeler III, Andrea Keeler and Sarah Keeler, each of whom is a child of the Company’s Executive Chairman, John Keeler. The Company is a guarantor of the mortgage on the Property, which had a balance of approximately $1,307,007 as of December 31, 2018.

The Property was originally acquired in 2001 by Keeler Real Estate, with a mortgage loan made to Keeler Real Estate, as the borrower. After a number of years, Keeler Real Estate transferred title to the Trust for estate planning purposes. The mortgage was refinanced in August 2013. The new mortgage loan was used to pay off the previous mortgage, and an additional amount of approximately $500,000 was borrowed for the purposes of paying Blue Star employee obligations and capital improvements for the Property relating to Blue Star’s usage. In the conventional mortgage loan industry, it is standard for mortgage lenders to require, as a condition to extending credit, that the primary tenant of a property co-guaranty the mortgage when that tenant is an affiliate of the borrower. From day one, the Property has always been primarily occupied by Blue Star. The Company uses the Property as its corporate headquarters and has its executive offices and product distribution facility located there. Therefore, at the time the Property was refinanced, the lender required Blue Star to guarantee the mortgage.

U.S. Securities and Exchange Commission

April 12, 2019

The Company does not believe that Blue Star’s guarantee of the mortgage on the Property violates the prohibitions of Section 13(k) of the Exchange Act, because the prohibitions under Section 13(k) apply only to an extension of credit “in the form of a personal loan.” Blue Star’s guarantee of the mortgage on its facility does not constitute a personal loan to the Company’s Executive Chairman, because the primary purpose of the guarantee, from the perspective of the Company, is to advance the business of the Company.

Oral Comment:

10. We note your disclosure on page 48, that, as of September 30, 2018, $2,910,000 of principal and $130,956 of interest was paid under the notes. Please revise to clarify the amount of principal and interest you owe under the notes. Refer to Item 303(a) of Regulation S-K. In this regard, we note your disclosure on page 47 that you had current liabilities including $2,901,136 in stockholder loans on September 30, 2018. We also note that your interim balance sheet dated September 30, 2018 on page F-19 includes $2,901,136 in stockholder notes payable subordinated as a current liability.

Response: The disclosure throughout the Amendment has been revised to consistently indicate that, as of December 31, 2018, the Company owed $2,910,000 under the notes.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Sincerely,

/s/ The Crone Law Group, P.C.
The Crone Law Group, P.C.

cc: Christopher Constable